================================================================


               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549


                            FORM 11-K

                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
               SECURITIES AND EXCHANGE ACT OF 1934


           FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


                  THRIFT PLAN FOR EMPLOYEES OF
                           CONOCO INC.
                    (FULL TITLE OF THE PLAN)


                           CONOCO INC.
                  600 NORTH DAIRY ASHFORD ROAD
                        HOUSTON, TX 77079
   (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

================================================================

                              INDEX
                              -----

                                                         Page(s)
                                                         -------

Report of Independent Accountants .....................       4


Financial Statements:

  Statements of Net Assets Available for Plan
    Benefits, with Fund Information as of
    December 31, 1997 and 1996 .......................     5-12

  Statements of Changes in Net Assets Available
    for Plan Benefits, with Fund Information for
    the Years Ended December 31, 1997 and 1996 .......    13-20

  Notes to Financial Statements .......................   21-29


Supplemental Schedules*:

  Schedule I:  Schedule of Assets Held for Investment
    Purposes at December 31, 1997 ....................    30-31

  Schedule II:  Schedule of Reportable Transactions
    for the Year Ended December 31, 1997 .............       32


                            EXHIBITS
                            --------

         Exhibit
         Number                 Description
         -------                -----------

           24        Consent of Independent Accountants      33


----------------
*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

        Pursuant to the requirements of the Securities and Exchange Act of 1934, Conoco Inc. has duly caused this Annual
Report to be signed by the undersigned hereunto duly authorized.


                            Thrift Plan for Employees of
                            Conoco Inc.


                            Date:  June 18, 1998





                            By
                            ------------------------------------
                                     Mario Rocconi, Jr.
                              Vice President of Human Resources

                REPORT OF INDEPENDENT ACCOUNTANTS


     To the Participants of the Thrift Plan for Employees of Conoco Inc. and the Employee Benefit Plans Board of Conoco Inc.



        In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Thrift Plan for Employees of Conoco Inc. (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for Plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is not a required part of the basic financial statements but is addi-tional information required by ERISA. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Price Waterhouse LLP
Houston, Texas
June 10, 1998

                                                       PAGE 5

                                              THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                     CONOCO INC.

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                WITH FUND INFORMATION

                                                 DECEMBER 31, 1997

                                 (Dollars in Thousands, Except Unit or Share Values)


                                                                     FUND INFORMATION
                                           -----------------------------------------------------------------------
                                                                             3-Way          DuPont
                                              Fixed          Fidelity        Asset          Common
                                              Income         Magellan      Allocation        Stock          Loan
                                               Fund            Fund           Fund           Fund           Fund
                                           -------------    -----------    ----------    -------------    --------
Investments, at Fair Value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $443,865) .................                                                    $  750,575<Fa>
  Mutual Funds
    (Cost $294,603) .................                       $148,389
  Common/Collective Trusts
    (Cost $140,855) .................                                       $ 63,489
  Short-Term Investments and Cash
    (Cost $23,722) ..................      $   23,220             59              25            300
  Loans to Participants Principal
    Balance .........................                                                                     $ 36,156
                                           ----------       --------        --------     ----------       --------
                                               23,220        148,448          63,514        750,875         36,156
Investments, at Contract Value
  Fixed Income Fund .................       1,772,699<Fa>
                                           ----------       --------        --------     ----------       --------
    Total Investments ...............       1,795,919        148,448          63,514        750,875         36,156

Receivables
  Due from Conoco Inc. ..............           2,461            376             171          2,035
                                           ----------       --------        --------     ----------       --------
Net Assets Available for Plan
  Benefits ..........................      $1,798,380       $148,824        $ 63,685     $  752,910       $ 36,156
                                           ==========       ========        ========     ==========       ========

Unit or Share Values (Note 2) .......      $   108.61       $  95.27       $   20.14     $    60.06<Fb>
                                           ==========       ========        ========     ==========

-------------------------
<Fa> Represents more than 5% of the net assets available for plan benefits.
<Fb> Reflects stock split which occurred on June 12, 1997.

The accompanying notes are an integral part of these financial statements.

Continued next page


                                                     PAGE 6


                                            THRIFT PLAN FOR EMPLOYEES
                                                       OF
                                                   CONOCO INC.


                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                          DECEMBER 31, 1997 (Continued)

                               (Dollars in Thousands, Except Unit or Share Values)


                                                                    FUND INFORMATION
                                          ---------------------------------------------------------------------
                                                                              Merrill
                                                                  Merrill      Lynch     Merrill      Merrill
                                          Merrill     Merrill      Lynch       Small      Lynch        Lynch
                                           Lynch       Lynch       Basic      Company     Int'l       Equity
                                           Global     Capital      Value       Stock      Stock        Index
                                          Holdings      Fund        Fund       Index      Index       Tier 6
                                          --------    --------    --------    -------    -------    -----------
Investments, at Fair Value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $443,865) .................
  Mutual Funds
    (Cost $294,603) .................     $21,194     $ 31,930    $ 43,690
  Common/Collective Trusts
    (Cost $140,855) .................                                         $ 4,988    $  969     $ 94,160
  Short-Term Investments and Cash
    (Cost $23,722) ..................           9           13          17          2                     38
  Loans to Participants Principal
    Balance .........................
                                          -------     --------    --------    -------    ------     --------
                                           21,203       31,943      43,707      4,990       969       94,198
Investments, at Contract Value
  Fixed Income Fund .................
                                          -------     --------    --------    -------    ------     --------
    Total Investments ...............      21,203       31,943      43,707      4,990       969       94,198

Receivables
  Due from Conoco Inc. ..............          77           93         136         22        10          265
                                          -------     --------    --------    -------    ------     --------
Net Assets Available for Plan
  Benefits ..........................     $21,280     $ 32,036    $ 43,843    $ 5,012    $  979     $ 94,463
                                          =======     ========    ========    =======    ======     ========

Unit or Share Values (Note 2) .......     $ 13.19     $  34.51    $  37.80    $ 11.91    $ 9.38     $  65.44
                                          =======     ========    ========    =======    ======     ========

-------------------------
The accompanying notes are an integral part of these financial statements.

Continued next page


                                                         PAGE 7


                                                THRIFT PLAN FOR EMPLOYEES
                                                           OF
                                                       CONOCO INC.


                                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                  WITH FUND INFORMATION

                                              DECEMBER 31, 1997 (Continued)

                                   (Dollars In Thousands, Except Unit or Share Values)


                                                                        FUND INFORMATION
                                          -----------------------------------------------------------------------------
                                          Conservative    Moderate    Aggressive
                                             Asset         Asset        Asset
                                           Allocation    Allocation   Allocation         AIM           AIM     Fidelity
                                           Portfolio     Portfolio    Portfolio    Constellation A   Value A     Fund
                                          ------------   ----------   ----------   ---------------   -------   --------
Investments, at Fair Value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $443,865) .................
  Mutual Funds
    (Cost $294,603) .................                                                  $2,265        $2,662     $2,283
  Common/Collective Trusts
    (Cost $140,855) .................        $3,608        $6,649       $2,213
  Short-Term Investments and Cash
    (Cost $23,722) ..................             1             3                           1             1          1
  Loans to Participants Principal
    Balance .........................
                                             ------        ------       ------         ------        ------     ------
                                              3,609         6,652        2,213          2,266         2,663      2,284
Investments, at Contract Value
  Fixed Income Fund .................
                                             ------        ------       ------         ------        ------     ------
    Total Investments ...............         3,609         6,652        2,213          2,266         2,663      2,284

Receivables
  Due from Conoco Inc. ..............             3             8           15             13            15          5
                                             ------        ------       ------         ------        ------     ------
Net Assets Available for Plan
  Benefits ..........................        $3,612        $6,660       $2,228         $2,279        $2,678     $2,289
                                             ======        ======       ======         ======        ======     ======

Unit or Share Values (Note 2) .......        $10.57        $10.54       $10.55         $26.38        $32.42     $29.81
                                             ======        ======       ======         ======        ======     ======

--------------------------
The accompanying notes are an integral part of these financial statements.

Continued next page.


                                                         PAGE 8


                                                THRIFT PLAN FOR EMPLOYEES
                                                           OF
                                                       CONOCO INC.


                                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                  WITH FUND INFORMATION

                                              DECEMBER 31, 1997 (Continued)

                                   (Dollars in Thousands, Except Unit or Share Values)


                                                                       FUND INFORMATION
                                           -------------------------------------------------------------------------
                                                                                  Franklin
                                           Fidelity    Fidelity     Fidelity      Balance      Franklin    Franklin
                                            Equity     Growth &    Low-Priced      Sheet       Custody     Small Cap
                                            Income      Income       Stock       Investment    Growth I    Growth I
                                           --------    --------    ----------    ----------    --------    ---------
Investments, at Fair Value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $443,865) .................
  Mutual Funds
    (Cost $294,603) .................      $ 7,393     $ 7,581      $10,164       $ 6,916       $1,526      $10,796
  Common/Collective Trusts
    (Cost $140,855) .................
  Short-Term Investments and Cash
    (Cost $23,722) ..................            3           3            4             3            1            4
  Loans to Participants Principal
    Balance .........................
                                           -------     -------      -------       -------       ------      -------
                                             7,396       7,584       10,168         6,919        1,527       10,800
Investments, at Contract Value
  Fixed Income Fund .................
                                           -------     -------      -------       -------       ------      -------
    Total Investments ...............        7,396       7,584       10,168         6,919        1,527       10,800

Receivables
  Due from Conoco Inc. ..............           22          22           40            26            8           48
                                           -------     -------      -------       -------       ------      -------
Net Assets Available for Plan
  Benefits ..........................      $ 7,418     $ 7,606      $10,208       $ 6,945       $1,535      $10,848
                                           =======     =======      =======       =======       ======      =======

Unit or Share Values (Note 2) .......      $ 52.41     $ 38.10      $ 25.13       $ 33.54       $27.09      $ 22.93
                                           =======     =======      =======       =======       ======      =======

--------------------------
The accompanying notes are an integral part of these financial statements.

Continued next page.


                                                         PAGE 9


                                                THRIFT PLAN FOR EMPLOYEES
                                                           OF
                                                       CONOCO INC.


                                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                  WITH FUND INFORMATION

                                              DECEMBER 31, 1997 (Continued)

                                   (Dollars in Thousands, Except Unit or Share Values)


                                                                       FUND INFORMATION
                                           -------------------------------------------------------------------------

                                           Hotchkis                               Merrill                     MFS
                                           & Wiley      Janus        Janus         Lynch         MFS         Total
                                            Int'l      Enterprise   Mercury       Growth A     Research A   Return A
                                           --------    --------    ----------    ----------    --------    ---------
Investments, at Fair Value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $443,865) .................
  Mutual Funds
    (Cost $294,603) .................      $ 7,118     $   391      $ 1,143       $12,625       $2,411      $   729
  Common/Collective Trusts
    (Cost $140,855) .................
  Short-Term Investments and Cash
    (Cost $23,722) ..................            3                                      5            1
  Loans to Participants Principal
    Balance .........................
                                           -------     -------      -------       -------       ------      -------
                                             7,121         391        1,143        12,630        2,412          729
Investments, at Contract Value
  Fixed Income Fund .................
                                           -------     -------      -------       -------       ------      -------
    Total Investments ...............        7,121         391        1,143        12,630        2,412          729

Receivables
  Due from Conoco Inc. ..............           21           2            8            66           12            1
                                           -------     -------      -------       -------       ------      -------
Net Assets Available for Plan
  Benefits ..........................      $ 7,142     $   393      $ 1,151       $12,696       $2,424      $   730
                                           =======     =======      =======       =======       ======      =======

Unit or Share Values (Note 2) .......      $ 22.67     $ 30.48      $ 16.50       $ 28.65       $21.29      $ 15.82
                                           =======     =======      =======       =======       ======      =======

--------------------------
The accompanying notes are an integral part of these financial statements.

Continued next page.


                                       PAGE 10


                              THRIFT PLAN FOR EMPLOYEES
                                         OF
                                     CONOCO INC.


                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                WITH FUND INFORMATION

                            DECEMBER 31, 1997 (Continued)

                 (Dollars in Thousands, Except Unit or Share Values)


                                               FUND INFORMATION
                                            ---------------------

                                                                             Total
                                            Templeton     Templeton           All
                                            Foreign I     Growth I           Funds
                                            ---------     ---------        ----------
Investments, at Fair Value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $443,865) .................                                      $  750,575
  Mutual Funds
    (Cost $294,603) .................        $7,569        $4,717             333,492
  Common/Collective Trusts
    (Cost $140,855) .................                                         176,076
  Short-Term Investments and Cash
    (Cost $23,722) ..................             3             2              23,722
  Loans to Participants Principal
    Balance .........................                                          36,156
                                             ------        ------          ----------
                                              7,572         4,719           1,320,021
Investments, at Contract Value
  Fixed Income Fund .................                                       1,772,699
                                             ------        ------           ---------
    Total Investments ...............         7,572         4,719           3,092,720

Receivables
  Due from Conoco Inc. ..............            29            20               6,030
                                             ------        ------           ---------
Net Assets Available for Plan
  Benefits ..........................        $7,601        $4,739          $3,098,750
                                             ======        ======          ==========

Unit or Share Values (Note 2) .......       $  9.95       $ 19.40
                                            =======       =======

--------------------------

The accompanying notes are an integral part of these financial statements.


                                                      PAGE 11


                                             THRIFT PLAN FOR EMPLOYEES
                                                        OF
                                                    CONOCO INC.


                               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                               WITH FUND INFORMATION

                                                DECEMBER 31, 1996

                                (Dollars in Thousands, Except Unit or Share Values)


                                                                     FUND INFORMATION
                                           -----------------------------------------------------------------------
                                                                             3-Way          DuPont
                                              Fixed          Fidelity        Asset          Common
                                              Income         Magellan      Allocation        Stock          Loan
                                               Fund            Fund           Fund           Fund           Fund
                                           -------------    -----------    ----------    -------------    --------
Investments, at Fair Value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $257,308)..................                                                    $  475,483<Fa>
  Mutual Funds
    (Cost $213,929)..................                       $141,847
  Common/Collective Trusts
    (Cost $86,909)...................                                       $ 62,973
  Short-Term Investments and Cash
    (Cost $39,562) ..................      $   38,605            163              72            547
  Loans to Participants Principal
    Balance .........................                                                                     $ 36,945
                                           ----------       --------        --------     ----------       --------
                                               38,605        142,010          63,045        476,030         36,945
Investments, at Contract Value
  Fixed Income Fund .................       1,952,549<Fa>
                                           ----------       --------        --------     ----------       --------
    Total Investments ...............       1,991,154        142,010          63,045        476,030         36,945

Receivables
  Due from Conoco Inc. ..............           3,079            533             212          1,386
                                           ----------       --------        --------     ----------       --------
Net Assets Available for Plan
  Benefits ..........................      $1,994,233       $142,543        $ 63,257     $  477,416       $ 36,945
                                           ==========       ========        ========     ==========       ========

Unit or Share Values (Note 2) .......      $   100.93       $  80.65       $   16.37     $    47.06<Fb>
                                           ==========       ========        ========     ==========

-------------------------
<Fa> Represents more than 5% of the net assets available for plan benefits.
<Fb> Reflects stock split which occurred on June 12, 1997.

The accompanying notes are an integral part of these financial statements.

Continued next page


                                                    PAGE 12



                                           THRIFT PLAN FOR EMPLOYEES
                                                      OF
                                                  CONOCO INC.


                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                             WITH FUND INFORMATION

                                         DECEMBER 31, 1996 (Continued)

                              (Dollars in Thousands, Except Unit or Share Values)


                                                                    FUND INFORMATION
                                          ---------------------------------------------------------------------
                                                                  Merrill
                                          Merrill     Merrill      Lynch       Merrill
                                           Lynch       Lynch       Basic        Lynch                  Total
                                           Global     Capital      Value       Equity                   All
                                          Holdings      Fund        Fund        Index                  Funds
                                          --------    --------    --------    -------               ----------
Investments, at Fair Value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $257,308) .................                                                               $  475,483
  Mutual Funds
    (Cost $213,929) .................     $32,682     $ 31,264    $ 30,303                             236,096
  Common/Collective Trusts
    (Cost $ 86,909) .................                                         $57,610                  120,583
  Short-Term Investments and Cash
    (Cost $39,562) ..................          38           36          35         66                   39,562
  Loans to Participants Principal
    Balance .........................                                                                   36,945
                                          -------     --------    --------    -------               ----------
                                           32,720       31,300      30,338     57,676                  908,669
Investments, at Contract Value
  Fixed Income Fund .................                                                                1,952,549
                                          -------     --------    --------    -------               ----------
    Total Investments ...............      32,720       31,300      30,338     57,676                2,861,218

Receivables
  Due from Conoco Inc. ..............         127          116         135        252                    5,840
                                          -------     --------    --------    -------               ----------
Net Assets Available for Plan
  Benefits ..........................     $32,847     $ 31,416    $ 30,473    $57,928               $2,867,058
                                          =======     ========    ========    =======               ==========

Unit or Share Values (Note 2) .......     $ 14.08     $  31.05    $  31.00    $ 49.16
                                          =======     ========    ========    =======

-------------------------
The accompanying notes are an integral part of these financial statements.


                                                      PAGE 13

                                             THRIFT PLAN FOR EMPLOYEES
                                                        OF
                                                    CONOCO INC.
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                               WITH FUND INFORMATION
                                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                              (Dollars in Thousands)

                                                                     FUND INFORMATION
                                           -----------------------------------------------------------------------
                                                                    3-Way         DuPont                  Merrill
                                            Fixed      Fidelity     Asset         Common                   Lynch
                                            Income     Magellan   Allocation       Stock        Loan       Equity
                                             Fund        Fund        Fund          Fund         Fund       Index
                                          ----------  ---------   ----------    ----------    --------    -------
Investment income
  Interest ...........................    $  141,038  $      26   $       12    $      105    $  2,997    $     2
  Dividends ..........................                   10,053                     13,579
  Distribution of loan
    interest income ..................         1,500        169           84           965      (2,997)        46
  Net realized gains (losses) ........                    7,548        6,703        44,852                 26,849
  Net unrealized appreciation
    (depreciation) in fair
    value of investments .............                   16,903        6,439        88,535                (13,437)
                                          ----------  ---------   ----------    ----------    --------    -------
    Total investment income ..........       142,538     34,699       13,238       148,036                 13,460
Contributions
  Conoco Inc. contributions
    (net of forfeitures applied
    of $10)............................       11,099      1,824          784         7,021                    564
  Participants .......................        16,256      3,129        1,263        10,976          17      1,000
  Rollovers ..........................        26,449        692          150         3,994                    696
                                          ----------  ---------   ----------    ----------    --------    -------
                                             196,342     40,344       15,435       170,027          17     15,720
                                          ----------  ---------   ----------    ----------    --------    -------
Withdrawals ..........................      (195,785)    (7,325)      (3,697)      (23,203)     (2,610)    (1,244)
Net transfers among funds
  Loans ..............................       (11,221)    (1,140)        (479)       (3,985)     17,829       (190)
  Loan principal payments ............         8,043        853          357         4,725     (15,443)       297
  Interfund transfers ................      (190,792)   (26,150)     (11,100)      128,320           6    (72,464)
Assets transferred in (out), net .....        (2,174)      (270)         (85)         (358)       (559)       (47)
Affiliated company
  transfers in (out), net ............          (266)       (31)          (3)          (32)        (29)
                                          ----------  ---------   ----------    ----------    --------    -------
                                            (392,195)   (34,063)     (15,007)      105,467        (806)   (73,648)
                                          ----------  ---------   ----------    ----------    --------    -------
Net increase(decrease) ...............      (195,853)     6,281          428       275,494        (789)   (57,928)
Net assets available
  for plan benefits:
  Beginning of year ..................     1,994,233    142,543       63,257       477,416      36,945     57,928
                                          ----------  ---------   ----------    ----------    --------    -------
  End of year ........................    $1,798,380  $ 148,824   $   63,685    $  752,910    $ 36,156    $
                                          ==========  =========   ==========    ==========    ========    =======
-------------------------
The accompanying note are an integral part of these financial statements.
Continued next page


                                                      PAGE 14

                                             THRIFT PLAN FOR EMPLOYEES
                                                        OF
                                                    CONOCO INC.
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                               WITH FUND INFORMATION
                                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                              (Dollars in Thousands)


                                                                     FUND INFORMATION
                                           -----------------------------------------------------------------------
                                                                                 Merrill
                                                                   Merrill        Lynch       Merrill     Merrill
                                          Merrill     Merrill       Lynch         Small        Lynch       Lynch
                                           Lynch       Lynch        Basic        Company       Int'l       Equity
                                           Global     Capital       Value         Stock        Stock       Index
                                          Holdings      Fund        Fund          Index        Index       Tier 6
                                          --------    --------    ---------     ---------     --------    -------
Investment income
  Interest ............................   $      5    $      6    $       7                               $    11
  Dividends ...........................      2,493       2,830        3,391
  Distribution of loan
    interest income ...................         34          34           53     $       4     $      2         61
  Net realized gains (losses) .........      2,955       1,346        2,119            71           59        890
  Net unrealized appreciation
    (depreciation) in fair
    value of investments ..............     (2,406)      2,106        4,771            93          (45)     8,102
                                          --------    --------    ---------     ---------     --------    -------
    Total investment income ...........      3,081       6,322       10,341           168           16      9,064
Contributions
  Conoco Inc. contributions (net of
    forfeitures applied of $10)........        453         427          618            37           20        692
  Participants ........................        801         742        1,071            65           34      1,169
  Rollovers ...........................        124         289          603           106                     280
                                          --------    --------    ---------     ---------     --------    -------
                                             4,459       7,780       12,633           376           70     11,205
                                          --------    --------    ---------     ---------     --------    -------
Withdrawals ...........................     (1,586)     (2,226)      (1,968)          (22)          (2)    (1,470)
Net transfers among funds
  Loans ...............................       (115)       (147)        (200)           (8)                   (233)
  Loan principal payments .............        160         144          263            19            8        306
  Interfund transfers .................    (14,443)     (4,873)       2,655         4,660          903     84,697
Assets transferred in (out), net ......        (26)        (49)         (13)
Affiliated company
  transfers in (out), net .............        (16)         (9)                       (13)                    (42)
                                          --------    --------    ---------     ---------     --------    -------
                                           (16,026)     (7,160)         737         4,636          909     83,258
                                          --------    --------    ---------     ---------     --------    -------
Net increase (decrease) ...............    (11,567)        620       13,370         5,012          979     94,463
Net assets available for plan benefits:
  Beginning of year ...................     32,847      31,416       30,473
                                          --------    --------    ---------     ---------     --------    -------
  End of year .........................   $ 21,280    $ 32,036    $  43,843     $   5,012     $    979    $94,463
                                          ========    ========    =========     =========     ========    =======
-------------------------
The accompanying note are an integral part of these financial statements.
Continued next page


                                                      PAGE 15

                                             THRIFT PLAN FOR EMPLOYEES
                                                        OF
                                                    CONOCO INC.
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                               WITH FUND INFORMATION
                                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                              (Dollars in Thousands)


                                                                     FUND INFORMATION
                                           -----------------------------------------------------------------------
                                          Conserva-   Moderate    Aggressive
                                          tive Asset   Asset        Asset          AIM
                                          Allocation  Allocation  Allocation    Constella-      AIM       Fidelity
                                          Portfolio   Portfolio   Portfolio       tion A      Value A       Fund
                                          ----------  ----------  ----------    ----------    --------    --------
Investment income
  Interest ............................
  Dividends ...........................                                         $      148    $    241    $   169
  Distribution of loan
    interest income ...................               $       2   $        1             1           2          1
  Net realized gains (losses) .........   $     50            4           (3)            7           6         (8)
  Net unrealized appreciation
    (depreciation) in fair
    value of investments ..............        123          203           70          (226)       (216)       (25)
                                          --------    ---------   ----------    ----------    --------    -------
    Total investment income ...........        173          209           68           (70)         33        137
Contributions
  Conoco Inc. contributions (net of
    forfeitures applied of $10)........          6           15           24            16          21          4
  Participants ........................         10           29           45            33          42          8
  Rollovers ...........................                                                 19          19
                                          --------    ---------   ----------    ----------    --------    -------
                                               189          253          137            (2)        115        149
                                          --------    ---------   ----------    ----------    --------    -------
Withdrawals ...........................       (395)         (68)         (72)           (1)         (5)        (7)
Net transfers among funds
  Loans ...............................                                                 (2)         (5)
  Loan principal payments .............                       5            4             5          11          5
  Interfund transfers .................      3,818        6,470        2,159         2,279       2,562      2,142
Assets transferred in (out), net ......
Affiliated company
  transfers in (out), net .............
                                          --------    ---------   ----------    ----------    --------    -------
                                             3,423        6,407        2,091         2,281       2,563      2,140
                                          --------    ---------   ----------    ----------    --------    -------
Net increase(decrease) ................      3,612        6,660        2,228         2,279       2,678      2,289
Net assets available for plan benefits:
  Beginning of year ...................
                                          --------    ---------   ----------    ----------    --------    -------
  End of year .........................   $  3,612    $   6,660   $    2,228    $    2,279    $  2,678    $ 2,289
                                          ========    =========   ==========    ==========    ========    =======

-------------------------
The accompanying note are an integral part of these financial statements.
Continued next page


                                                      PAGE 16

                                             THRIFT PLAN FOR EMPLOYEES
                                                        OF
                                                    CONOCO INC.
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                               WITH FUND INFORMATION
                                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                              (Dollars in Thousands)

                                                                     FUND INFORMATION
                                           -----------------------------------------------------------------------
                                                                                 Franklin                 Franklin
                                           Fidelity    Fidelity    Fidelity      Balance      Franklin     Small
                                            Equity     Growth &   Low-Priced      Sheet       Custody       Cap
                                            Income      Income      Stock       Investment    Growth I    Growth I
                                          ----------  ----------  ----------    ----------    --------    --------
Investment income
  Interest ............................                           $        1                              $     1
  Dividends ...........................   $    234    $     231          543    $      384    $     37        451
  Distribution of loan
    interest income ...................          3            3            4             2           1          4
  Net realized gains (losses) .........         (4)          (1)          31            12          (3)        35
  Net unrealized appreciation
    (depreciation) in fair
    value of investments ..............         94          161            4          (116)         16       (639)
                                          --------    ---------   ----------    ----------    --------    -------
    Total investment income ...........        327          394          583           282          51       (148)
Contributions
  Conoco Inc. contributions (net of
    forfeitures applied of $10)........         35           38           63            49          13         68
  Participants ........................         67           72          141            87          22        127
  Rollovers ...........................        164            4          152            31                      1
                                          --------    ---------   ----------    ----------    --------    -------
                                               593          508          939           449          86         48
                                          --------    ---------   ----------    ----------    --------    -------
Withdrawals ...........................        (42)         (18)         (49)          (17)        (28)       (63)
Net transfers among funds
  Loans ...............................         (4)         (11)          (7)           (7)         (4)       (15)
  Loan principal payments .............          9           12           28            40           9         23
  Interfund transfers .................      6,862        7,115        9,297         6,480       1,472     10,855
Assets transferred in (out), net ......
Affiliated company
  transfers in (out), net .............
                                          --------    ---------   ----------    ----------    --------    -------
                                             6,825        7,098        9,269         6,496       1,449     10,800
                                          --------    ---------   ----------    ----------    --------    -------
Net increase(decrease) ................      7,418        7,606       10,208         6,945       1,535     10,848
Net assets available for plan benefits:
  Beginning of year ...................
                                          --------    ---------   ----------    ----------    --------    -------
  End of year .........................   $  7,418    $   7,606   $   10,208    $    6,945    $  1,535    $10,848
                                          ========    =========   ==========    ==========    ========    =======

-------------------------
The accompanying note are an integral part of these financial statements.
Continued next page


                                                      PAGE 17

                                             THRIFT PLAN FOR EMPLOYEES
                                                        OF
                                                    CONOCO INC.
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                               WITH FUND INFORMATION
                                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                              (Dollars in Thousands)

                                                                     FUND INFORMATION
                                           -----------------------------------------------------------------------

                                           Hotchkis                              Merrill                    MFS
                                           & Wiley      Janus       Janus         Lynch          MFS       Total
                                            Int'l     Enterprise   Mercury       Growth A     Research A  Return A
                                          ----------  ----------  ----------    ----------    ---------   --------
Investment income
  Interest ............................   $      1                              $        1
  Dividends ...........................         127   $      26   $      120           907    $    107    $    56
  Distribution of loan
    interest income ...................          3                         1             9           1
  Net realized gains (losses) .........         10           (1)         (21)          (56)          3        (24)
  Net unrealized appreciation
    (depreciation) in fair
    value of investments ..............       (525)                     (149)       (1,149)        (83)        (6)
                                          --------    ---------   ----------    ----------    --------    -------
    Total investment income ...........       (384)          25          (49)         (288)         28         26
Contributions
  Conoco Inc. contributions (net of
    forfeitures applied of $10) .......         42            2           11           100          20          1
  Participants ........................         85            3           24           187          36          2
  Rollovers ...........................                                                117          75
                                          --------    ---------   ----------    ----------    --------    -------
                                              (257)          30          (14)          116         159         29
                                          --------    ---------   ----------    ----------    --------    -------
Withdrawals ...........................         (9)                       (2)         (132)         (9)        (1)
Net transfers among funds
  Loans ...............................         (2)         (26)                       (22)
  Loan principal payments .............         14            1           10            35           8          1
  Interfund transfers .................      7,406          388        1,157        12,699       2,266        701
Assets transferred in (out), net ......
Affiliated company
  transfers in (out), net .............        (10)
                                          --------    ---------   ----------    ----------    --------    -------
                                             7,399          363        1,165        12,580       2,265        701
                                          --------    ---------   ----------    ----------    --------    -------
Net increase(decrease) ................      7,142          393        1,151        12,696       2,424        730
Net assets available for plan benefits:
  Beginning of year ...................
                                          --------    ---------   ----------    ----------    --------    -------
  End of year .........................   $  7,142    $     393   $    1,151    $   12,696    $  2,424    $   730
                                          ========    =========   ==========    ==========    ========    =======

-------------------------
The accompanying note are an integral part of these financial statements.
Continued next page


                                        PAGE 18

                               THRIFT PLAN FOR EMPLOYEES
                                          OF
                                      CONOCO INC.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                 WITH FUND INFORMATION

                         FOR THE YEAR ENDED DECEMBER 31, 1997
                                (Dollars in Thousands)


                                                FUND INFORMATION
                                             -----------------------          Total
                                             Templeton     Templeton           All
                                             Foreign I     Growth I           Funds
                                             ---------     ---------       -----------
Investment income
  Interest ............................       $     1                      $  144,214
  Dividends ...........................           730       $  665             37,522
  Distribution of loan
    interest income ...................             4            3
  Net realized gains (losses) .........           (16)         (33)            93,380
  Net unrealized appreciation
    (depreciation) in fair
    value of investments ..............        (1,115)        (677)           106,806
                                              -------       ------         ----------
    Total investment income ...........          (396)         (42)           381,922

Contributions
  Conoco Inc. contributions (net of
    forfeitures applied of $10) .......            56           31             24,154
  Participants ........................            96           60             37,699
  Rollovers ...........................            52           52             34,069
                                              -------       ------         ----------
                                                 (192)         101            477,844
                                              -------       ------         ----------
Withdrawals ...........................           (15)         (49)          (242,120)

Net transfers among funds
  Loans ...............................            (3)          (3)
  Loan principal payments .............            25           23
  Interfund transfers .................         7,786        4,667

Assets transferred in (out), net ......                                        (3,581)

Affiliated company
  transfers in (out), net .............                                          (451)
                                              -------       ------         ----------
                                                7,793        4,638           (246,152)
                                              -------       ------         ----------
Net increase (decrease) ...............         7,601        4,739            231,692

Net assets available for plan benefits:
  Beginning of year ...................                                     2,867,058
                                              -------       ------         ----------
  End of year .........................       $ 7,601       $4,739         $3,098,750
                                              =======       ======         ==========
-------------------------
The accompanying note are an integral part of these financial statements.


                                                      PAGE 19

                                             THRIFT PLAN FOR EMPLOYEES
                                                        OF
                                                    CONOCO INC.
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                               WITH FUND INFORMATION
                                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                              (Dollars in Thousands)

                                                                     FUND INFORMATION
                                           -----------------------------------------------------------------------
                                                                    3-Way         DuPont                  Merrill
                                            Fixed      Fidelity     Asset         Common                   Lynch
                                            Income     Magellan   Allocation       Stock        Loan       Equity
                                             Fund        Fund        Fund          Fund         Fund       Index
                                          ----------  ---------   ----------    ----------    --------    --------
Investment income
  Interest ............................   $  148,182  $      31   $       13    $       87    $  3,111    $     8
  Dividends ...........................                  25,201                     11,531
  Distribution of loan
    interest income ...................        1,788        258           99           761      (3,111)        69
  Net realized gains (losses) .........                   1,852        2,898        52,664                  1,190
  Net unrealized appreciation
    (depreciation) in fair
    value of investments ..............                 (10,957)       4,197        77,915                  6,946
                                          ----------  ---------   ----------    ----------    --------    -------
    Total investment income ...........      149,970     16,385        7,207       142,958                  8,213
Contributions
  Conoco Inc. contributions (net of
    forfeitures applied of $456) ......       13,396      2,833          983         5,734                    827
  Participants ........................       19,136      4,536        1,463         8,218          17      1,342
  Rollovers ...........................       42,900      2,135          724         3,039                  2,154
                                          ----------  ---------   ----------    ----------    --------    -------
                                             225,402     25,889       10,377       159,949          17     12,536
                                          ----------  ---------   ----------    ----------    --------    -------
Withdrawals ...........................     (153,038)    (9,406)      (4,294)      (15,148)     (3,556)    (1,747)
Net transfers among funds
  Loans ...............................      (12,903)    (1,317)        (573)       (3,306)     18,748       (172)
  Loan principal payments .............        9,025      1,447          524         4,054     (16,291)       406
  Interfund transfers .................       52,265    (29,011)      (2,308)      (52,560)                20,373
Assets transferred in (out), net ......
Affiliated company
  transfers in (out), net .............         (787)       (98)          10          (813)        (47)
                                          ----------  ---------   ----------    ----------    --------    -------
                                            (105,438)   (38,385)      (6,641)      (67,773)     (1,146)    18,860
                                          ----------  ---------   ----------    ----------    --------    -------
Net increase(decrease) ................      119,964    (12,496)       3,736        92,176      (1,129)    31,396
Net assets available for plan benefits:
  Beginning of year ...................    1,874,269    155,039       59,521       385,240      38,074     26,532
                                          ----------  ---------   ----------    ----------    --------    -------
  End of year .........................   $1,994,233  $ 142,543   $   63,257    $  477,416    $ 36,945    $57,928
                                          ==========  =========   ==========    ==========    ========    =======
-------------------------
The accompanying note are an integral part of these financial statements.
Continued next page


                                                      PAGE 20

                                             THRIFT PLAN FOR EMPLOYEES
                                                        OF
                                                    CONOCO INC.
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                               WITH FUND INFORMATION
                                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                              (Dollars in Thousands)

                                                          FUND INFORMATION
                                           -----------------------------------------------
                                                                                 Merrill
                                          Merrill     Merrill      Merrill        Lynch
                                           Lynch       Lynch        Lynch         Basic         Total
                                           Global     Balanced     Capital        Value          All
                                          Holdings      Fund         Fund         Fund          Funds
                                          ---------   ---------   ----------    ----------    ----------
Investment income
  Interest ............................   $      6                $        6    $        5    $  151,449
  Dividends ...........................      2,039    $     106        3,077         1,954        43,908
  Distribution of loan
    interest income ...................         47            1           43            45
  Net realized gains (losses) .........        627           23          557           522        60,333
  Net unrealized appreciation
    (depreciation) in fair
    value of investments ..............      1,035                       (88)        1,401        80,449
                                          --------    ---------   ----------    ----------    ----------
    Total investment income ...........      3,754          130        3,595         3,927       336,139
Contributions
  Conoco Inc. contributions
    (net of forfeitures applied
    of $456) ..........................        579            9          540           528        25,429
  Participants ........................        958           13          870           889        37,442
  Rollovers ...........................        235                       148           888        52,223
                                          --------    ---------   ----------    ----------    ----------
                                             5,526          152        5,153         6,232       451,233
                                          --------    ---------   ----------    ----------    ----------
Withdrawals ...........................       (987)         (52)      (2,380)       (1,215)     (191,823)
Net transfers among funds
  Loans ...............................       (160)                     (196)         (121)
  Loan principal payments .............        322            3          259           251
  Interfund transfers .................      2,781       (4,763)       3,869         9,354
Assets transferred in (out), net ......
Affiliated company
  transfers in (out), net .............         19                        28           (88)       (1,776)
                                          --------    ---------   ----------    ----------    ----------
                                             1,975       (4,812)       1,580         8,181      (193,599)
                                          --------    ---------   ----------    ----------    ----------
Net increase (decrease) ...............      7,501       (4,660)       6,733        14,413       257,634
Net assets available for plan benefits:
  Beginning of year ...................     25,346        4,660       24,683        16,060     2,609,424
                                          --------    ---------   ----------    ----------    ----------
  End of year .........................   $ 32,847    $           $   31,416    $   30,473    $2,867,058
                                          ========    =========   ==========    ==========    ==========

-------------------------
The accompanying note are an integral part of these financial statements.


                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                                 CONOCO INC.

                        NOTES TO FINANCIAL STATEMENTS
                            (Dollars in Thousands)

NOTE 1  --  DESCRIPTION OF THE THRIFT PLAN:

        The following description of the Thrift Plan for Employees of Conoco Inc. (the "Plan") provides only general information. Members should refer to the Plan document for the Plan's provisions.

  THE PLAN

        The Plan is a defined contribution plan which was established in 1952 by Conoco Inc. (the "Company"), which became a wholly-owned subsidiary of
E. I. du Pont de Nemours and Company (DuPont) in 1981. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the "Code").

        The purpose of the Plan is to encourage employees to save systematically a portion of their current compensation and to assist them to accumulate additional means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan. Employees of the Company, including employees of Affiliated Companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan or who have completed a designated period of 12 consecutive months during which they complete 1,000 hours or more of service; who are regular, full time employees and have completed at least one year of continuous service, who are eligible to participate in a qualified profit-sharing plan of an Affiliated Company from which they were transferred, or became, prior to January 1, 1993, and remained members of the Retirement Plan of Conoco Inc. (now the Pension and Retirement Plan of E. I. du Pont de Nemours and Company (Title 2)); are eligible to participate in the Plan.

        An eligible Participant may authorize the Company to make a payroll deduction under the Plan ranging from 1% to 19% of monthly compensation. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof; however, no more than 15% may be deposited into a before-tax account. Participants' monthly deductions up to 6% are called Basic Deposits. The Company will contribute an amount equal to 100% of the Participant's monthly Basic Deposits. Subject to certain limitations, certain Participants are eligible to make Supplemental Deposits, either as lump sum deposits or deposits in the form of monthly deductions in excess of 16%. Due to the discrimination rules of the Internal Revenue Code, only "Non-highly Compensated" Participants are currently able to make lump sum Supplemental Deposits.

        A Participant with less than five years of participation credit or service, who withdraws any matched before-tax or after-tax deposits will forfeit a portion of related Company Contributions in accordance with the specific Plan provisions. Company Contributions will be suspended for six months if a Participant makes an in-service withdrawal of any earnings in the before-tax or after-tax accounts, or Basic Deposits or Company Contributions contributed during the last 24 months. Employee deposits and matching Company Contributions will be suspended for up to 12 months if a Participant withdraws any before-tax contribution prior to age 59-1/2. In certain circumstances such a withdrawal may also preclude a Participant from making any before-tax contributions in the year following the withdrawal.

                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                                 CONOCO INC.

                 NOTES TO FINANCIAL STATEMENTS - (Continued)
                          (Dollars in Thousands)

        Any vested Participant who separates from service, including one who retires, may elect to make a full account withdrawal at any time. Required minimum distributions commence in March following the year in which a former Participant reaches age 70-1/2. A Participant who is an active employee may elect to defer minimum distributions until he separates from service or may elect to commence minimum distribution payments in March following the year in which he reaches age 70-1/2.

        Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A Participant also has the right to repay the loan in full at any time without penalty.

  INVESTMENT FUNDS

        The following investment funds have been established for the investment of Employee Deposits and Company Contributions. Effective
July 1, 1997, 22 new investment options were added to the Plan to expand the investment choices available to Participants. The new options included two index funds, seventeen mutual funds and three asset allocation portfolios. The investment options offered are described below:

Fixed Income Fund
-----------------
Investments under agreement with one or more financial institutions, including insurance companies, banks and other investment entities which provide for a predetermined or stable rate of return and are held at contract value.

DuPont Common Stock Fund
------------------------
Common Stock of E. I. du Pont de Nemours and Company, Conoco's ultimate parent company.

Loan Fund
---------
Participant loans--amounts transferred from other funds that are loaned to participants.

Merrill Lynch Funds
-------------------
A total of seven Merrill Lynch investment options are offered, each with its own investment objective:

Mutual Funds:

Merrill Lynch Global Holdings - seeks highest total investment return consistent with prudent risk through global diversification.

                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                                 CONOCO INC.

                 NOTES TO FINANCIAL STATEMENTS - (Continued)
                            (Dollars in Thousands)

Merrill Lynch Capital Fund - seeks highest total investment return consistent with prudent risk.
Merrill Lynch Basic Value Fund - seeks capital appreciation and income. Merrill Lynch Growth A - seeks growth of capital and income.

Index Funds:
Merrill Lynch Small Company Stock Index - seeks to track the holdings and total return of the Russell 2000 Index.
Merrill Lynch International Stock Index - seeks to track the holdings and total return of the Morgan Stanley Capital International EAFE (Europe, Australia, and Far East) Index.
Merrill Lynch Equity Index Tier 6 - seeks to track the holdings and total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index).

Effective July 1, 1997, the Merrill Lynch Growth A mutual fund, Merrill Lynch Small Company Stock Index and Merrill Lynch International Stock Index were added to the Plan as new investment options.

Also on July 1, 1997, the assets of the Merrill Lynch Equity Index were transferred into the Merrill Lynch Equity Index Tier 6 Trust, thereby eliminating the Equity Index from Merrill Lynch's investment portfolio. The Equity Index Tier 6 Trust is referred to as the Large Company Stock Index in Participant communications. The underlying investment objective, which is to track the S&P 500 Index, remains unchanged.

Mutual Funds
------------
In addition to the four Merrill Lynch mutual funds listed above, seventeen other mutual funds are offered as investment options. Each of the mutual funds has its own investment objective and varying degrees of risk. The list of mutual funds available is:
AIM Constellation A - seeks aggressive capital growth.
AIM Value A - seeks long-term capital growth.
Fidelity Fund - seeks long-term capital growth.
Fidelity Equity-Income - seeks reasonable income and potential for capital appreciation.
Fidelity Growth & Income - seeks high total return.
Fidelity Low-Priced Stock - seeks capital appreciation.
Fidelity Magellan Fund - seeks capital appreciation.
Franklin Balance Sheet Investment - seeks high total return.
Franklin Custody Growth I - seeks capital appreciation.
Franklin Small Cap Growth I - seeks long-term capital growth.
Hotchkis & Wiley International - seeks current income, long-term growth of income and growth of capital.
Janus Enterprise - seeks long-term growth of capital.
Janus Mercury - seeks long-term growth of capital.
MFS Research A - seeks long-term growth of capital and future income.
MFS Total Return A - seeks above-average income consistent with prudent employment of capital, and growth of capital and income.
Templeton Foreign I - seeks long-term capital growth.
Templeton Growth I - seeks long-term capital growth.

                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                                 CONOCO INC.

                 NOTES TO FINANCIAL STATEMENTS - (Continued)
                            (Dollars in Thousands)

All of these mutual funds, excluding the Fidelity Magellan Fund, were added as new investment options effective July 1, 1997.

Asset Allocation Portfolios
---------------------------
Four Asset Allocation Portfolios are offered as investment options for balancing risk and return:
3-Way Asset Allocation Portfolio - seeks long-term return while controlling risk.
Conservative Asset Allocation Portfolio - seeks lower risk with lower potential return.
Moderate Asset Allocation Portfolio - seeks moderate risk and return. Aggressive Asset Allocation Portfolio - seeks higher return with higher potential risk.

The Conservative, Moderate and Aggressive Asset Allocation Portfolios were added as new investment options effective July 1, 1997. All three portfolios are composed of other investment options which are available in the Plan. All three asset allocation portfolios have as their components the Fixed Income Fund, Merrill Lynch Small Company Stock Index Trust and the Merrill Lynch Equity Index Tier 6 Trust. The Moderate and Aggressive portfolios also include the Merrill Lynch International Stock Index. The percentage of investment in the Fixed Fund or the other Merrill Lynch options varies depending on the risk.

        Participants may allocate their Employee Deposits and Company Contributions among all funds at their discretion and may reallocate the amounts in their accounts among all funds at their discretion. Members may reallocate the amounts in their accounts among all funds, except the Loan Fund, at their discretion.

        Affiliated Company transfers in(out) represent the net movement of Participant account balances among the Plan and other defined contribution benefit plans of Affiliated Companies.

  ADMINISTRATION
        The designated trustee of all the aforementioned funds is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Employee Benefit Plans Board. The Board of Directors of Conoco Inc. or its delegate may designate three or more persons to serve on the Employee Benefit Plans Board, which has the authority to prescribe regulations for the administration of the Plan, review all claims for benefits under the Plan and enter into agreements with one or more entities, including, but not limited to insurance companies, banks, and other investment organizations, to provide a stable rate of return for the Fixed Income Fund.

        Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments in the Fixed Income Fund, DuPont Common Stock Fund, Asset Allocation Funds, Index Funds, and Mutual Funds shall be included in the cost of such securities of investments, or deducted from the sales proceeds, as the case may be. All administrative expenses not specified in the preceding sentence, shall be paid

                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                                 CONOCO INC.

                 NOTES TO FINANCIAL STATEMENTS - (Continued)
                            (Dollars in Thousands)

out of rebates of record keeping costs and other discounts in connection with investment vehicles available in the Plan. If such assets or other discounts are paid to the Plan, any excess remaining after the reasonable administration expenses of the Plan have been paid shall be allocated to the accounts of all Participants in the Plan who have an Employee Account balance greater than zero on an allocation date designated by the Plan Administrator. The balance of any administrative expenses not paid as described above, shall be paid by the Company.

        While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all Participants become vested and the distribution of all account balances will be made based upon the valuation of the Participant's account on the termination date.

  RECEIVABLES
        Receivables are comprised of Employee Deposits of $2,905 and $2,666, Company Contributions of $1,997 and $2,023, and loan repayments of $1,128 and $1,151, which are amounts due as of December 31, 1997 and 1996, respectively.


NOTE 2  --  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION
        The accompanying financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value, except for the Fixed Income Fund, which is stated at contract value. The Fixed Income Fund guaranteed investment contracts, separate account guaranteed investment contracts and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Mutual Funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common/Collective Trust Funds are stated at the fair value of all underlying assets as reported by the applicable custodian. Loans to Participants, short-term investments, and cash are valued at cost which approximates fair value. DuPont common stock is valued at its quoted market price at year-end.

        The purchase of shares of DuPont common stock may be made in the open market or from DuPont if it shall have made treasury or authorized but unissued shares available for such purchases, in which event the purchase price shall be the closing price of such stock as reported on the New York Stock Exchange--Composite Transactions on the last day preceding the date of such purchase from DuPont.

        Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold. Purchases and sales are recorded on a trade date basis.

                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                                 CONOCO INC.

                 NOTES TO FINANCIAL STATEMENTS - (Continued)
                            (Dollars in Thousands)

  USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3  --  INVESTMENTS

        The Fixed Income Fund option provided by the Plan is also available to Participants in the Investment Plan for Salaried Employees of Consol Inc. (the "Consol Plan"), administered by Consol Inc., a corporate joint venture owned equally by DuPont and subsidiaries of RWE AG of Germany, and Sentinel Transportation Company Thrift Plan (the "Sentinel Plan") administered by Sentinel Transportation Company, a wholly-owned subsidiary of DuPont. Accordingly, the investments in these funds by Participants in the Plan and the Consol and Sentinel Plans have been commingled for investment purposes; however, the three Plans' assets are accounted for separately by the trustee.

        The Fixed Income Fund consists of guaranteed investment contracts
(GICs), separate account GICs (SAGICs), and synthetic guaranteed investment contracts (SYNs).

        The following individual contracts represent more than 5% of the net assets available for plan benefits as of December 31, 1997 and 1996:

        Metropolitan Life Insurance Co.  - 7.12%, No Maturity Date (SAGIC)
        Prudential Insurance Co.         - 8.55%, 7/01/2001 (SAGIC)
        Prudential Insurance Co.         - 7.08%, 7/01/2001 (SAGIC)

        The ending balances of these contracts are listed below:

                                           Current Value    Current Value
                                             12/31/97         12/31/96

        Metropolitan Life Insurance Co.    $  210,565       $  194,120
        Prudential Insurance Co.              268,581          184,706
        Prudential Insurance Co.                    0          182,121

        The crediting interest rates ranged from 5.74% to 9.96% for the years ended December 31, 1997 and 1996. The fund's blended rate of return for the year was 7.62% in 1997 and 7.99% in 1996.

        The crediting rates for most SAGIC and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., the present value of the weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                                 CONOCO INC.


                 NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)

        The contract values of investment contracts as of December 31,1997 are as follows:

                                                       Contract Value
                                                       --------------

Guaranteed Investment Contracts                        $     337,055
Separate Account Guaranteed Investment Contracts             479,146
Synthetic Guaranteed Investment Contracts                    962,886
                                                       --------------
                                                       $   1,779,087
                                                       ==============

        The total contract value of $1,779,087 includes direct Participant investments of $1,772,699 and investments of $6,388 held by the Conservative, Moderate and Aggressive Allocation Portfolios.

        The fair value of synthetic guaranteed investment contracts is $987,079. Included in the fair value of synthetic guaranteed investment contracts is $24,193 related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant initiated withdrawal events.


NOTE 4  --  REALIZED AND UNREALIZED GAINS AND LOSSES

        Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classification between realized and unrealized but the total gain or loss will be unaffected.


NOTE 5  --  INCOME TAX STATUS

        The Internal Revenue Service has determined and informed the Company by a letter dated August 7, 1995 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                                 CONOCO INC.

                 NOTES TO FINANCIAL STATEMENTS - (Continued)
                            (Dollars in Thousands)


NOTE 6  --  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                      December 31,
                                                    1997         1996
                                                -----------   -----------
Net assets available for plan benefits
  per the financial statements                  $ 3,098,750   $ 2,867,058
Less:  Amounts allocated to withdrawing
  participants                                         (115)       (1,802)
                                                -----------   -----------
Net assets available for plan benefits
  per the Form 5500:                            $ 3,098,635   $ 2,865,256
                                                ===========   ===========

The following is a reconciliation of plan benefits paid to Participants per the financial statements to the Form 5500:
                                                              Year Ended
                                                          December 31, 1997
                                                          -----------------
Plan benefits paid to Participants per the financial
  statements                                                 $   242,120
Add:  Amounts allocated to withdrawing
  Participants at December 31, 1997                                  115
Less:  Amounts allocated to withdrawing
  Participants at December 31,1996                                (1,802)
                                                             -----------
Plan benefits paid to Participants per the Form 5500         $   240,433
                                                             ===========

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for plan benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


NOTE 7  --  RELATED PARTY TRANSACTION

        Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.


NOTE 8  --  SUBSEQUENT EVENTS

        Effective January 1, 1998, the maximum allowable monthly contribution rate for the before-tax account will increase from 15% to 19%. Accordingly, the total maximum monthly contribution rate (before-tax plus after-tax) will increase to 38% subject to certain limitations on total annual contributions.

                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                                 CONOCO INC.


                 NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)

        Effective May 11, 1998 DuPont announced that it plans to offer up to 20 percent of the common stock of its wholly-owned energy subsidiary, Conoco Inc., to the public in an Initial Public Offering (IPO). The full impact of this transaction on the Plan is unknown at this time.

                                                     PAGE 30

                                            THRIFT PLAN FOR EMPLOYEES
                                                       OF
                                                   CONOCO INC.

                                                   SCHEDULE I

                            ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                DECEMBER 31, 1997
                                             (Dollars in Thousands)

                                Description                                               Cost        Current Value
                                -----------                                            -----------    -------------
Aetna Life Insurance Co.--9.32%, 6/1/99 (GIC) ....................................     $   41,172      $   41,172
Aetna Life Insurance Co.--9.89%, 6/1/00 (GIC) ....................................         54,873          54,873
Metropolitan Life Insurance Co.--7.12%, No Maturity Date (SAGIC) .................        210,565         210,565
New York Life Insurance Co.--9.71%, 6/1/99 (GIC) .................................         42,655          42,655
New York Life Insurance Co.--9.11%, 6/1/99 (GIC) .................................         40,722          40,722
Principal Financial Group--9.50%, 6/1/98 (GIC) ...................................         21,768          21,768
Principal Financial Group--9.10%, 6/1/99 (GIC) ...................................         39,406          39,406
Prudential Insurance Co.--9.66%, 6/1/98 (GIC) ....................................         22,059          22,059
Prudential Insurance Co.--9.96%, 6/1/98 (GIC) ....................................         22,624          22,624
Prudential Insurance Co.--8.55%, 7/1/01 (SAGIC) ..................................        268,581         268,581
Travelers Insurance Co.--9.66%, 6/1/00 (GIC) .....................................         51,776          51,776
                                                                                       ----------      ----------
                                                                                          816,201         816,201
                                                                                       ----------      ----------
Aetna Life Insurance Co.--7.47%, No Maturity Date (SYN), Aeltus Investment
  Management .....................................................................        117,198         123,736
Bankers Trust Co.--7.85%, 12/31/25 (SYN), Brundage, Story & Rose .................         76,663          83,300
Bankers Trust Co.--5.736%, 12/31/99 (SYN), Pacific Investment Management .........         98,353          97,530
CDC Capital Inc.--6.95%, 10/1/02 (SYN), CDC Capital Inc. .........................         82,364          79,569
Citibank--7.42%, 8/31/01 (SYN), Merrill Lynch Institutional Fund Management ......         48,663          49,229
Deutsche Bank--6.34%, No Maturity Date (SYN), Wellington Management Company ......        104,128         106,307
Deutsche Bank--6.58%, No Maturity Date (SYN), Pacific Investment Management ......         62,944          68,858
J. P. Morgan--5.78%, 6/3/00 (SYN), Sanford C. Bernstein and Co., Inc. ............        110,891         109,562
Peoples Security Life Insurance Co., Aegon USA 6.588%, 1/1/04 (SYN), Loomis
  Sayles & Co. ...................................................................        131,050         133,459
Union Bank of Switzerland--6.84%, 1/1/25 (SYN), DuPont Pension Fund Investment ...        130,632         135,529
Net Wrapper Value ................................................................                        (24,193)
                                                                                       ----------      ----------
                                                                                          962,886         962,886
                                                                                       ----------      ----------
    Total GIC, SAGIC and SYN <Fa> ................................................      1,779,087       1,779,087
    Less: Fixed Income Contracts held by Asset Allocation Portfolios <Fb> ........         (6,388)         (6,388)
                                                                                       ----------      ---------
                                                                                       $1,772,699      $1,772,699
                                                                                       ----------      ----------

-----------------------------
<Fa> GIC = Guaranteed Investment Contract; SAGIC = Separate Account GIC;
     SYN = Synthetic Guaranteed Investment Contract
<Fb> The Conservative, Moderate and Aggressive Asset Allocation Portfolios
     hold investments in Fixed Income Fund Contracts of $2,542, $3,382 and $464, respectively, totaling $6,388.

Continued on next page


                                    PAGE 31

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                                  CONOCO INC.

                                  SCHEDULE I

           ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1997

                                  (Continued)
                            (Dollars in Thousands)


          Description                                Cost      Current Value
          -----------                             ----------   -------------
* DuPont Common Stock...........................  $  443,865    $  750,575
* Aggressive Asset Allocation Portfolio <Fb>....       2,143         2,213
* Conservative Asset Allocation Portfolio <Fb>..       3,485         3,608
* Moderate Asset Allocation Portfolio <Fb>......       6,446         6,649
  Barclays 3-Way Asset Allocation Fund..........      36,813        63,489
  Fidelity Low Priced Stock.....................      10,160        10,164
  Franklin Small Cap Growth I...................      11,435        10,796
  Janus Enterprise..............................         392           391
  Janus Mercury.................................       1,292         1,143
  Hotchkis & Wiley International................       7,643         7,118
* Merrill Lynch Small Company Stock Index.......       4,895         4,988
* Merrill Lynch Equity Index Tier 6.............      86,059        94,160
* Merrill Lynch International Stock Index.......       1,014           969
  MFS Total Return..............................         736           729
* Merrill Lynch Global Holdings.................      21,324        21,194
  Templeton Growth I............................       5,394         4,717
  AIM Value A...................................       2,878         2,662
  Fidelity Growth & Income......................       7,420         7,581
* Merrill Lynch Growth A........................      13,774        12,625
  AIM Equity Constellation A....................       2,491         2,265
  Franklin Balance Sheet Investment.............       7,032         6,916
  Templeton Foreign I...........................       8,683         7,569
  Fidelity Magellan Fund........................     117,235       148,389
  Fidelity Fund.................................       2,309         2,283
  Fidelity Equity-Income........................       7,299         7,393
  Franklin Custody Growth I.....................       1,510         1,526
  MFS Research A................................       2,494         2,411
* Merrill Lynch Capital Fund A..................      27,665        31,930
* Merrill Lynch Basic Value Fund A..............      35,437        43,690
* Loans to Participants (8.25% - 8.75%).........      36,156        36,156
  Short Term Investments and Cash...............      23,722        23,722
                                                  ----------    ----------
          Total Investment Portfolio              $2,711,900    $3,092,720
                                                  ==========    ==========

----------------
*  Party in interest to the Plan.

<Fa>GIC = Guaranteed Investment Contract; SAGIC = Separate Account GIC;
          SYN = Synthetic Guaranteed Investment Contract

<Fb>The Conservative, Moderate and Aggressive Asset Allocation Portfolios hold investments in Fixed Income Fund Contracts of $2,542, $3,382 and $464, respectively, totaling $6,388.


                                               PAGE 32



                                      THRIFT PLAN FOR EMPLOYEES
                                                 OF
                                             CONOCO INC.


                                             SCHEDULE II

                            ITEM 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                                FOR THE YEAR ENDED DECEMBER 31, 1997

                                       (Dollars In Thousands)


                           Transaction or Series of Transactions in Excess
                     of 5% of Current Value of Plan Assets as of January 1, 1997


                                                            Contract       Current
  Identity                                                   Value/       Value On
  of Party       Description      Purchase      Sales       Cost of      Transaction       Gain on
  Involved         of Asset        Price        Price        Asset          Date         Transaction
------------     ------------     --------     --------     --------     -----------     -----------
DuPont           Common Stock     $358,834                  $358,834      $358,834

DuPont           Common Stock                  $210,978      166,126       210,978        $ 44,852

Fixed Income     GIC               372,060                   372,060       372,060

Fixed Income     GIC                            706,514      533,048       706,514         173,466


                                   EXHIBIT 24



                     CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-36339) of E. I. du Pont de Nemours and Company of our report dated June 10, 1998 which appears on page 4 of this Annual Report on Form 11-K.





PRICE WATERHOUSE LLP

Houston, Texas

June 22, 1998